Summarized Minutes of the Meeting of the Board of Directors DATE AND TIME: On February 4, 2026, at 4:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: 1. To terminate as of this date, by anticipation, the stock buyback program approved at the Board of Directors’ meeting held on February 5, 2025, which would terminate on February 5, 2026; 2. To approve the new stock buyback program, which will become effective as of this date, authorizing the buyback of up to 200,000,000 preferred shares issued by the Company, without the reduction of capital, in accordance with Article 30, §§ 1 and 2, of the Brazilian Corporate Law (Law No. 6,404/76) and CVM Resolution 77/22; 2.1. to grant the Board of Officers powers to establish the opportunity for the acquisition of shares within this limit; 2.2. to determine that these acquisitions must be carried out on stock exchanges in the period from February 5, 2026, to August 4, 2027, at market value, and intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3rd floor (part), in the city of São Paulo (State of São Paulo); and 2.3. to register that the information contained in the Attachment G of CVM Resolution No. 80/22 is included in the Attachment I to these minutes. The purposes of the new stock buyback process are to: (i) provide for the delivery of stocks to employees and management members of the Company and its controlled entities within the scope of their compensation models, their long-term incentive plans and their institutional projects; and (ii) cancel stocks issued by the Company. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 4, 2026. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman;

Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/

ATTACHMENT I ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ATTACHMENT G TO CVM RESOLUTION No. 80/22 (Trading of Own Shares) 1. Justify in detail the purpose and expected economic effects expected from the transaction: Purpose The purposes of the stock buyback process are to: (i) cancel the shares issued by the Company; and (ii) provide for the delivery of shares to employees and management members of the Company and its controlled companies within the scope of compensation models, long-term incentive plans and institutional projects. Economic Effects The purchase of own shares (PoS) may have the following impacts: • For stockholders: (i) greater return in the form of dividends, since the shares bought back by the Company are withdrawn from the market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if these shares are cancelled. • For the Company: (i) optimization in the use of the funds available for investment; and (ii) change in the capital ratio. In the event of the buyback of the total shares within this program, the financial amount spent will have no significant accounting effects on the Company’s results. 2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock. Shares comprising the free float, as of December 31, 2025: • 456,130,473 common shares. • 5,349,627,055 preferred shares. Shares held as treasury stock, as of December 31, 2025: • No common shares are held in treasury. • 344,662 preferred shares.

3. Inform the number of shares that may be bought back or sold. Up to 200,000,000 preferred shares may be purchased, with no reduction of capital, equivalent to approximately 3,74% of the 5,349,627,055 preferred shares comprising the free float as of December 31, 2025. 4. Describe the main characteristics of any derivative instruments that the company may use in the future. The Company will use no derivative instruments. 5. Describe any existing agreements or voting instructions between the company and the counterparty to the transactions. Shares will be purchased through transactions on stock exchanges and there are no voting instructions between the Company and the counterparties to the transaction. 6. In the event that transactions are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be bought back (sold); and (b) if applicable, the reasons justifying the transaction at prices of more than ten percent (10%) higher, in the case of a buyback, or more than ten percent (10%) lower, in the case of a sale, at the average price, weighted by volume, in the previous ten (10) trading days. Not applicable, since the buyback of shares issued by the Company will be carried out through transactions on stock exchanges at market value. 7. Inform any impacts that trading will have on the stockholding composition or the management structure of the company. There will be no impact on the Company’s management structure as a result of the buyback of shares issued by the Company nor will there be any impact on the stockholding composition, since the Company has a defined controlling stake. 8. Identify any known counterparties and, in the event the counterparty is a party related to the company, as set out in the accounting rules covering this matter, supply the information required by Article 9 of CVM Resolution No. 81 of March 29, 2022. The buyback of shares issued by the Company will be carried out through transactions on stock exchanges, and counterparties are unknown. 9. Indicate the use of the funds accrued, if applicable. Not applicable, since the transactions will be limited to the buyback rather than the sale of shares. 10. Indicate the final deadline for the settlement of authorized transactions. The final deadline for the settlement of approved transactions is August 4, 2027.

11. Identify any institutions that will act as intermediaries. The buybacks will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar (parte), in the city of São Paulo (State of São Paulo). 12. Specify any available funds to be used in accordance with Article 8, § 1, of CVM Resolution No. 77 of March 29, 2022. On December 31, 2025, funds available for the buyback of the shares issued by the Company totaled: R$2,873,374,501.30 in Capital Reserves; and R$57,106,300,244.18 in Revenue Reserves. 13. Specify the reasons why members of the board of directors feel comfortable that the buyback of shares will have no adverse impact on the ability to comply with any obligations assumed with creditors or the payment of mandatory, whether fixed or minimum, dividends. The Board of Directors understands that the settlement of the buyback of own shares is compatible with the Company’s financial position and foresees no impact on the compliance with the obligations assumed, considering that: The Company manages its liquidity reserves based on estimates of the funds that will be available for investment, taking into consideration the business continuity in normal conditions. Therefore, full payment ability is assured in relation to financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (www.itau.com.br/relacoes-com-investidores